
August 2, 2017

Scott Carmilani
Chairman of the Board of Directors
Allied World Assurance Company Holdings, AG
Park Tower, 15th floor, Gubelstrasse 24
6300 Zug, Switzerland

> **Re: Allied World Assurance Co Holdings, AG**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 31, 2017**
> **File No. 001-32938**

Dear Mr. Carmilani:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1. We acknowledge your response to comment 3 and your disclosure on page 11 indicating that the information contained in Fairfax's May 9, 2017 prospectus is included for purposes of satisfying your Schedule 14A disclosure requirements. Please revise your disclosure on page 2, and include a cover note to Annex B, explaining to shareholders that you have included the May 9, 2017 prospectus to satisfy your Schedule 14A disclosure obligations and further explaining that the discussion under the "Proposal 1" heading of the proxy statement reflects the most recent information about the status of the merger transaction.

2.   It appears that the prospectus does not contain current information about the merger transaction in certain respects. Accordingly, please revise pages 13 and 14 of the proxy statement to:

• remove the cross reference to the prospectus discussion of dissenter's rights given that the proxy statement disclosure on page 7 contains more current and comprehensive information concerning the rights of current shareholders;

• remove the cross reference to the prospectus discussion concerning regulatory approvals and provide in the body of the proxy the most current information regarding any remaining regulatory approvals;

• remove the cross reference to indemnification information, which does not appear to be included in the prospectus, and include such information in the proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sean M. Ewen